Cleveland BioLabs, Inc.
11000 Cedar Avenue, Suite 290
Cleveland, Ohio 44106

July 17, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Perry Hindin

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form SB-2
Registration No. 333-131918

Dear Mr. Hindin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cleveland BioLabs, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form SB-2 may be declared effective on July 18, 2006, at 4:30 p.m., Washington, D.C. time, or as soon thereafter as possible, subject to prior telephone confirmation.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

Cleveland BioLabs, Inc.

By:	/s/ Michael Fonstein
Michael Fonstein
Chief Executive Officer and President